Exhibit 99.1

Borr Drilling Announces Agreement to Acquire Five Premium Jack-Up Rigs

Hamilton, Bermuda, December 8, 2025: Borr Drilling Limited (NYSE: BORR) (“Borr Drilling” or the “Company”) has entered into an agreement to acquire five premium jack-up rigs from Noble Corporation, consisting of three Friede & Goldman JU-3000N design rigs and two Gusto MSC CJ50 design rigs, for a total purchase price of $360 million.

These rigs have complementary specifications and geographic footprint to Borr Drilling’s existing fleet, enabling the Company to leverage its best-in-class platform to maximize the value of these assets while offering our customers a larger and versatile fleet. Upon completion of the acquisition, the Company’s fleet size will increase from 24 to 29 rigs, further strengthening its position as the owner of the youngest premium jack-up fleet globally.

Two of the rigs will be chartered back to the seller on a bareboat basis for a period of 12 months allowing the seller to complete the current drilling contracts for these rigs. The bareboat contracts earnings are net of operating costs, providing the Company with earnings and cashflow certainty in the period. The rigs are expected to generate total earnings of $29 million before debt service.

The acquisition is planned to be financed by (i) an offering of an additional $150 million of the Company’s existing 10.375% Senior Secured Notes due 2030; (ii) a $150 million seller’s credit due in 2032; and (iii) an $85 million equity raise. The two rigs under bareboat charters will be placed into the Senior Secured Notes’ restricted group which secures the Company’s existing bond, while the remaining three rigs will be financed on a non-recourse basis by the seller’s credit facility outside the bond group.

Bruno Morand, Chief Executive Officer, said: “This acquisition represents a compelling strategic and financial opportunity for Borr Drilling. We are acquiring these rigs at an attractive price and at a point in the jack-up rig cycle where demand is showing signs of strengthening. We expect the transaction to be immediately accretive to Adjusted EBITDA and reduce our debt per rig. The Borr Drilling’s platform - built on operational excellence, customer centricity, and our premium jack-up fleet - remains our defining competitive advantage. We believe this expanded platform will deepen customer relationships and drive attractive long-term value for shareholders.”

The acquisition is expected to close in Q1 2026, subject to customary closing conditions including completion of the Senior Secured Notes financing described above.

We also announce that the Company has started the process to list its shares on the Euronext Growth Oslo, as a first step towards re-listing on the Oslo Stock Exchange (“OSE”). While this follows a recent decision to consolidate listings on the NYSE, the decision to reinstate a dual listing was driven by strong investor interest and constructive engagement with our financial partners. The Board has therefore weighed the costs and complexities of a dual listing against the benefits and opportunities of a dual-market presence.

A presentation has been prepared with further details about the acquisition which is available on the Company’s website, www.borrdrilling.com.

Forward looking statements
This press release and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the acquisition of rigs as described above, the expected benefits of the acquisition, the contract value of the bareboat charter for two of the rigs, the financing of the acquisition and other statements relating to the acquisition, statements with respect to the Company starting the process to list its common shares at the Euronext Growth Oslo, as a first step towards relisting on the OSE and the expected benefits of such listings and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to acquisition, including risks relating to completion of the acquisition, the financing of the acquisition, the risk that the expected benefits discussed herein are not realized and other risks relating to the acquisition, risks relating to the process to list the Company’s shares on Euronext Growth Oslo and relisting on the OSE and the risks that the expected benefits of such listings, if obtained, are not realized, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.